U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                           FORM 12b-25

                     NOTIFICATION OF LATE FILING


                                        SEC File Number: 0-2670
                                        Cusip Number:
(Check One):

[XX] Form 10-K and Form 10-KSB          [  ] Form 20-F
[  ] Form 11-K                          [  ] Form 10-Q and Form 10-QSB
[  ] Form N-SAR

For Period Ended: December 31, 2002

[  ]	Transition Report on Form 10-K
[  ]	Transition Report on Form 20-F
[  ]	Transition Report on Form 11-K
[  ]	Transition Report on Form 10-Q
[  ]	Transition Report on Form N-SAR
	For the Transition Period Ended:_________________

Read attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________

Part I - Registrant Information

60 East 42nd St. Associates LLC
Full Name of Registrant

_____________________________
(Former Name if Applicable)

60 East 42nd Street
Address of Principal Executive Office
(Street and Number)

New York, New York 10165
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
    [ effort or expense;
    [
    [ (b)    The subject annual report, semi-annual report,
    [ transition report on Form 10-K, Form 20-F, 11-K or Form
    [ N-SAR, or portion thereof will be filed on or before the
[X] [ fifteenth calendar day following the prescribed due date; or
    [ the subject quarterly report or transition report on Form
    [ 10-Q, or portion thereof will be filed on or before the
    [ fifth calendar day following the prescribed due date; and
    [
    [ (c)    The accountant's statement or other exhibit required by
      Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


	We are awaiting certain financial information regarding the Registrant.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to
        this notification

           Mark Labell                   (212) 850-2677
	(Name)			(Area Code)(Telephone Number)


(2)	Have all other periodic reports required under section 13 or
        15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                         [XX] Yes        [  ] No

(3)	Is it anticipated that any significant change in results of
        operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [  ] Yes        [XX] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  60 East 42nd St. Associates LLC
             (Name of Registrant as specified in charter)


        has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to Powers of Attorney, dated March 18, 1998, March 20, 1998, May 14, 1998 and August 14, 2001 and attached hereto as Exhibit 1.

        Date: March 31, 2003


					60 EAST 42ND ST. ASSOCIATES LLC
						(Registrant)

					By /s/ Stanley Katzman
				  	       Stanley Katzman ,
					       Attorney-in-Fact



                                                        EXHIBIT 1

                    60 EAST 42ND STREET ASSOCIATES LLC

                           FILE NO. 0-2670

                         POWER OF ATTORNEY

		We, the undersigned members of 60 East 42nd Street Associates LLC ("Associates"), hereby severally constitute and appoint Stanley Katzman and Richard A. Shapiro and each of them, individually, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names and in the capacities indicated below on behalf of Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934.

	Signature		Title		      Date

/s/Anthony E. Malkin
   Anthony E. Malkin 		Member       	 March 18, 1998

/s/Scott D. Malkin
   Scott D. Malkin 		Member       	 March 20, 1998

/s/Peter L. Malkin
   Peter L. Malkin		Member      	 March 18, 1998

/s/Fred C. Posniak
   Fred C. Posniak 		Member      	 August 14, 2001

/s/Thomas N. Keltner, Jr.
   Thomas N. Keltner, Jr.	Member      	 March 18, 1998

/s/Mark Labell
   Mark Labell     		Member      	 May 14, 1998

/s/Jack Feirman
   Jack Feirman   		Member      	 May 14, 1998



STATE OF NEW YORK	)
				: ss.:
COUNTY OF NEW YORK	)


        On the 18th day of March, 1998 before me personally came ANTHONY E. MALKIN, PETER L. MALKIN, and THOMAS N. KELTNER, JR., to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

                                         /s/Notary Public
                                            NOTARY PUBLIC


STATE OF UK OF GREAT BRITAIN)
                            : ss.:
CITY OF LONDON, ENGLAND     )


         On the 20th day of March, 1998 before me personally came SCOTT D. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.
                                        /s/Notary Public
                                           NOTARY PUBLIC
                                           of London, England


STATE OF NEW YORK	)
                        : ss.:
COUNTY OF NEW YORK	)

         On the 14th day of May, 1998 before me personally came
JACK FEIRMAN and MARK LABELL, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

                                       /s/Notary Public
                                          NOTARY PUBLI


STATE OF NEW YORK	)
                        : ss.:
COUNTY OF NEW YORK	)

          On the 14th day of August, 2001 before me personally came FRED C. POSNIAK, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

                                     s/Notary Public
		                       NOTARY PUBLIC